UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of November 2006
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
EX-1.1 NOTICE OF SPECIAL MEETING, DATED NOVEMBER 6, 2006

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
1.	Other Events
     The Company has given notice, dated November 6, 2006, to its shareholders of a special meeting to be held in Hong Kong on Tuesday, December 12, 2006. A copy of the notice setting forth the agenda for such meeting is attached hereto as Exhibit 1.1 and is incorporated herein by reference.
Exhibit

1.1	Notice of Special Meeting, dated November 6, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 13, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director

EXHIBITS INDEX

1.1	Notice of Special Meeting, dated November 6, 2006.